FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

October 28, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"OCTOBER 28-03"	NR:03-12

LUMINA ACQUIRES SAN JORGE COPPER-GOLD DEPOSIT IN ARGENTINA

Lumina Copper Corp. has concluded an agreement with Northern Orion Resources Inc. ("Northern Orion") to acquire 100% of the San Jorge Copper-Gold property, subject to TSX Venture Exchange approval, for US$200,000 in cash and 81,875 common shares at a deemed price of C$1.60 per share.  The San Jorge property, consisting of 2 mining concessions and 44 mining estacas (444.6 Hectares), is located in the Las Heras department of the province of Mendoza, Argentina. The San Jorge property contains an Andean type "porphyry copper" hydrothermal system that has generated a significant amount of oxide, supergene and hypogene copper and gold mineralization.  The relevant Historic Measured and Indicated Mineral Resource Estimate at a 0.2% Cu cutoff grade for the San Jorge property is 361 Million Tonnes at 0.39% Cu and 0.18 g/t Au.  An additional 64 million tonnes at 0.30% Cu and 0.11 g/t Au is reported as Historic Inferred Mineral Resource.

Anthony Floyd, President of Lumina said "With the acquisition of the San Jorge deposit, Lumina now owns two of the five largest copper deposits in Argentina. The project is well located with respect to infrastructure and is a significant addition to our large and growing copper-gold asset base".

Copper mineralization was first recognized on the San Jorge property in the early 1960s.  From the 1960s to 1998 the Property was explored by four exploration companies, namely Minera Aguilar S.A., Exploraciones Falconbridge Argentina S.A., Recursos Americanos Argentinos S.A. and Grupo Minera Aconcagua S.A. (Northern Orion).  Between 1964 and 1996 approximately 20,203 metres, in 117 drillholes, were drilled on the San Jorge Property, including 11,832 metres of diamond drilling in 57 drillholes, and 8,371 metres of reverse circulation drilling in 60 drillholes.

Diane Nicolson, Ph.D., MAIG, an associate of AMEC and Doug Reddy, P. Geo. an employee of AMEC, served as the Qualified Persons responsible for the preparation of the Technical Report as defined in National Instrument 43-101 and AMEC’s third party opinion as to compliance by Lumina with National Instrument 43-101.

AMEC reviewed two historic mineral resource estimates completed on the porphyry mineralization at San Jorge by previous companies or their consultants.  AMEC concluded that the historical mineral resource estimate presented by Simmerman is relevant but reliability cannot be confirmed due to a lack of quality assurance-quality control program for samples and assays.  AMEC did not complete an audit or re-estimation of the mineral resources.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE
TSX-V: LUM

The historic mineral resource estimates as presented by the previous workers, are summarized in the following table:

Author/Method	Category	Tonnage (millions)	Cu (%)	Au (g/t)
Gary Simmerman, 1996 (Medsystem software Ordinary Kriging 0.2% Cu cutoff)	Measured Indicated Total Meas. + Ind. Inferred	248 113 361 64	0.41 0.34 0.39 0.30	0.19 0.18 0.18 0.11
Cobre Mantua S.A., 1998 (Gemcom software Ordinary Kriging 0.2% Cu cutoff)	Measured Indicated Total Meas. + Ind. Inferred	170 167 337 91	0.46 0.33 0.40 0.28	0.16 0.12 0.14 0.10

This mineral resource comprises approximately 3.10 billion pounds of copper and 2.15 million ounces of gold in the measured and indicated category and 420 million pounds of copper and 226,000 thousand ounces of gold in the inferred category. Lumina Copper’s asset base has now grown to nine well-defined deposits in four mining friendly countries - Canada, Peru, Argentina and Chile. Lumina is focused on acquisition of significant copper resources globally in order to become one of the foremost copper-leveraged resource companies available to equity investors.

The aforementioned transaction is subject to the approval of the TSX Venture Exchange. The TSX Venture exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information visit www.luminacopper.com.

"A Perpetual Call on Copper"

LUMINA COPPER CORP	For further information contact:
Clive Massey, Investor Relations
Signed: "Anthony Floyd"	cmassey@luminacopper.com
tel: + 604 662 3903
Anthony Floyd, President	fax: + 604 681 0870

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041